FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-272043

May 30, 2023

Eldorado Gold Corporation Treasury Offering of Common Shares May 30, 2023

A final base shelf prospectus and related Canadian preliminary prospectus supplement containing important information relating to securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable Canadian shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered or the offering described herein. Investors should read the final base shelf prospectus, any amendment and any applicable Canadian shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement on Form F-10 (File No. 333-272043) (including a final base shelf prospectus) and a preliminary prospectus supplement with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents free of charge by visiting the SEC's website at http://www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus (as supplemented by the prospectus supplement) if you request it by contacting BMO Capital Markets Corp., by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com, or National Bank Financial Inc., by telephone at (416) 869-6534 or by email at ECM-Origination@nbc.ca.

Copies of the final base shelf prospectus, registration statement on Form F-10, and the applicable prospectus supplements may be obtained upon request in Canada by contacting BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com. Copies of the aforementioned offering documents, when available may also be obtained from National Bank Financial Inc., 130 King Street West, Suite 3200, Toronto, ON M5X 1J9 or by telephone at (416) 869-6534 or by email at ECM-Origination@nbc.ca. You may also get these documents for free by visiting SEDAR at www.sedar.com or EDGAR on the SEC website at www.sec.gov.

Terms and Conditions

Issuer:	Eldorado Gold Corporation (the “Company”).
Offering:	Treasury offering of 10,400,000 common shares (“Common Shares”)
Offering Price:	C$13.00 per Common Share
Issue Amount:	C$135,200,000
Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any.

Concurrent Private Placement

Concurrent with the Offering, the Company expects to issue, at the Offering Price, for C$81.5 million of Common Shares to the European Bank for Reconstruction and Development (“EBRD”) on a private placement basis (the “Concurrent Private Placement”). The Common Shares sold pursuant to the Concurrent Private Placement will be subject to a 4-month hold period from the Closing Date. Closing of the Offering is not contingent on closing of the Concurrent Private Placement, and closing of the Concurrent Private Placement is not contingent on closing of the Offering.

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Eldorado Gold Corporation Treasury Offering of Common Shares May 30, 2023

Use of Proceeds:

The net proceeds from the offering will be used to advance growth initiatives including: 1) in Turkey, infill drilling and development of inferred resources at the Efemçukuru mine, 2) in Greece, expansion of Olympias underground development and advancement of exploration, engineering and permitting at the Perama Hill and Sappes projects, 3) in Quebec, infill drilling, collection of a bulk sample and infrastructure at the Ormaque deposit, and 4) other exploration projects in Turkey and Quebec, as well as to provide additional working capital and for general corporate purposes.

Form of Offering:

Bought deal by way of prospectus supplement to be filed in all provinces and territories of Canada. Registered public offering in the United States under the multijurisdictional disclosure system. In jurisdictions outside of Canada and the United States, as approved by the Company, acting reasonably, in accordance with all applicable laws provided that the registration of the Common Shares in such jurisdiction will not be required, no prospectus, registration statement or similar document is required to be filed in such jurisdiction and the Company will not be subject to any continuous disclosure requirements in such jurisdiction.

Listing:

Applications will be made to list the Common Shares on the Toronto Stock Exchange and New York Stock Exchange (“NYSE”). The existing Common Shares of the Company are listed on the Toronto Stock Exchange under the symbol “ELD” and on the NYSE under the symbol “EGO”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs, DPSPs and FHSAs.
Joint Bookrunners:	BMO Capital Markets, National Bank Financial Inc.
Commission:	5.0%.
Closing:	June 7, 2023.

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